

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Sean Bohen, M.D., Ph.D.
Chief Executive Officer
Olema Pharmaceuticals, Inc.
512 2nd Street, 4th Floor
San Francisco, CA 94107

Re: Olema Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 10.16
Submitted September 21, 2020
File No. 377-03571

Dear Dr. Bohen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance